December 23, 2011

VIA ELECTRONIC MAIL

Katherine Wray
Attorney Advisor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         NetSol Technologies, Inc.
Amendment No 1 to Registration Statement on Form S-3
Filed November 29, 2011
File No. 333-177483

Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 8, 2011
File No. 000-22773

Dear Ms. Wray,

Hereafter included, please find our response to the comments in your letter dated December 20, 2011.

Form 10-Q
Item 4.  Controls and Procedures, page 37

1.           We note your response to prior comment 5.  You assert that your management concluded that the company’s identified material weakness in internal control over financial reporting- which relates to the lack of sufficient technical accounting knowledge with respect to accounting for complex matters under U.S. GAAP- does not correlate to a weakness in disclosure controls and procedures.  It remains unclear to us how management reached this conclusion.  In this regard, please consider and address the following:

●           While an ineffectiveness conclusion with respect to internal control over financial reporting does not necessarily mean that disclosure controls and procedures are not effective, there is substantial overlap between disclosure controls and procedures and internal control over financial reporting.  In particular, disclosure controls and procedures include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.  Refer to Section II.D of SEC Release No. 33-8238, and further explain your position, or revise your disclosure as appropriate.

●           Further, explain how management reached the conclusion that the company’s disclosure controls and procedures were effective as of September 30, 2011, given that management concluded that your disclosure controls and procedures were not effective as of June 30, 2011, as disclosed in your Form 10-K filed on September 16, 2011.  Please describe the circumstances or events that occurred to enable management to change its determination.  In this regard, we note your disclosure that there were no changes in internal control over financial reporting required to be disclosed under Item 308(c) of Regulation S-K during the quarter ended September 30, 2011.

We note your comment and in light thereof have amended the 10-Q for the period ended September 30, 2011 to state that the disclosure controls and procedures were not effective as of September 30, 2011.
______

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the  company from its full responsible for adequacy and accuracy of the disclosure in the filing; and,

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195, Ms. Patti L. W. McGlasson General Counsel of NetSol Technologies, Inc. at (818) 222-9195 ext. 110 and/or Ms. Lynne Bolduc of Oswald & Yap LLP if you require any clarification or have any questions.

Very truly yours,

/s/ Najeeb Ghauri

Najeeb Ghauri
Chief Executive Officer

NetSol Technologies, Inc.

cc: Patti L. W. McGlasson, General Counsel

      Lynne Bolduc, Oswald & Yap